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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52817

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** AND ENDING **December 31, 2009**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Colorado Financial Service Corporation**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

88 Inverness Circle East, Suite F-105

(No. and Street)

Centennial   **Colorado**   **80112**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chester Hebert   **303-962-7267**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cordavano & Honeck LLP

(Name – *if individual, state last, first, middle name*)

88 Inverness Circle East, Suite M-103, Centennial, Colorado 80112

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____**Chester Hebert**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**Colorado Financial Service Corporation**_____ , as of _____**December 31**_____ , 20 **09** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLORADO FINANCIAL SERVICE CORPORATION

Financial Statements

December 31, 2009

(with Report of Independent Registered Public Accounting Firm)

Prepared by:
Cordovano and Honeck LLP
Certified Public Accountants
Englewood, Colorado

COLORADO FINANCIAL SERVICES CORPORATION
Index to Financial Statements

Cordovano and Honeck LLP   *Certified Public Accountants*

88 Inverness Circle East
Building M
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

Report of Independent Registered Public Accounting Firm

To the shareholder of Colorado Financial Service Corporation

We have audited the accompanying statement of financial condition of Colorado Financial Service Corporation (the "Company") as of December 31, 2009, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colorado Financial Service Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordovano and Honeck LLP

Englewood, Colorado
February 16, 2010

COLORADO FINANCIAL SERVICES CORPORATION
Statement of Financial Condition
December 31, 2009

Assets

Current assets:

Cash	$	151,110
Commissions receivable		4,014
Marketable securities, avalailable-for-sale, at market value (Note 3)		4,583
Total current assets	$	159,707

Liabilities and Shareholder's Equity

Current liabilities:

Accounts payable	$	110,275
Income taxes payable (Note 5)		8,506
Total current liabilities		118,781

Shareholders' equity: (Note 4):

Common Stock, no par value, 100,000 shares authorized 100 shares issued and outstanding	100
Additional paid-in capital	15,158
Accumulated other comprehensive income	3,151
Retained earnings	22,517
Total shareholder's equity	40,926
$	159,707

COLORADO FINANCIAL SERVICES CORPORATION
Statement of Income
For the Year Ended December 31, 2009

Revenues:

Brokerage Commissions	$	1,564,863
Other income		3,304
Total revenues		1,568,167

Expenses:

Commissions	1,414,693
Regulatory fees	401
Occupancy (Note 2)	3,300
Other general and administration expenses	106,441
Total expenses	1,524,835

Income before income taxes	43,332
Provision for income taxes (Note 5)	(8,506)
Net income $	34,826

COLORADO FINANCIAL SERVICES CORPORATION
Statement of Other Comprehensive Income
For the Year Ended December 31, 2009

Net income	$	34,826
Other comprehensive income		
Unrealized holding gain		3,151
Total Comprehensive income	$	37,977

COLORADO FINANCIAL SERVICES CORPORATION
Statement of Changes in Shareholder's Equity
January 1, 2009 through December 31, 2009

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
	Shares	Amount				
Balance at January 1, 2009...........	100	$ 100	$ 11,858	$ —	$ 2,691	$ 14,649
Change in unrealized gains (losses) on available-for-sale investments.........	—	—	—	3,151	—	3,151
Capital contribution- services (Note 2)...........	—	—	3,300	—	—	3,300
Dividends paid...........	—	—	—	—	(15,000)	(15,000)
Net income/loss...........	—	—	—	—	34,826	34,826
Balance at December 31, 2009...........	100	$ 100	$ 15,158	$ 3,151	$ 22,517	$ 40,926

See accompanying notes to financial statements

-6-

COLORADO FINANCIAL SERVICES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:

Net income.. $ 34,826

Adjustments to reconcile net income to net cash

provided by operating activities:

Contributed rent (Note 2)...   3,300

Changes in current assets and liabilities:

Receivables...   (3,534)

Accounts payable and accrued liabilities.........................   116,029

Net cash provided by

operating activities...   150,620

Cash flows from Investing activities:

Purchase of Investment..   (1,432)

Net cash used in

Investing activities...   (1,432)

Cash flows from Financing activities:

Dividends paid (Note 3)..   (15,000)

Net cash used in

financing activities...   (15,000)

Net change in cash and

cash equivalents...   134,188

Cash and cash equivalents:

Beginning of year..   16,922

End of year.. $ 151,110

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Income taxes... $ 661

Interest... $ —

COLORADO FINANCIAL SERVICE CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1. Organization, Presentation and Summary of Significant Accounting Policies

Organization and Basis of Presentation
Colorado Financial Service Corporation (the "Company") The Company is a broker-dealer registered with the SEC and is a member of Finra. The Company is a wholly owned subsidiary of TCD Development Corp. (Parent).

Basis of Presentation
The Company is engaged in a single line of business as a fully-disclosed broker-dealer pursuant to certain exemptive provisions of SEC Rule 15-c3-3 subparagraph (k)(2)(i)

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions
Commission expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Commissions Receivable
Commissions receivable are stated at their net realizable value. Management believes that commissions receivable are fully collectible and has not recorded an allowance for doubtful accounts.

Income Taxes
The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS No. 109). SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Note 2. Related Party Transactions

In 2008, the Company entered into a cost sharing agreement (the "Agreement") with its Parent company. Under the terms of the Agreement, the Parent company paid certain administrative costs, totaling $3,300 for

the year ended December 31, 2009, on behalf of the Company. The Company recorded the contribution as a charge to expense and a corresponding credit to paid-in capital in the accompanying financial statements.

Note 3. Fair value of marketable securities

Generally accepted accounting principles ("GAAP") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. According to GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy, in GAAP, prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's marketable securities consisted of 2,865 shares of Keyon Communications Holdings, Inc. (OTC Bulletin Board) valued at $4,583 at December 31, 2009. Sale of the marketable securities is restricted under Rule 144.

The following table presents the fair value hierarchy for the marketable securities, measured at fair value on a recurring basis, as of December 31, 2009.

	Level 1	Level 2	Level 3
Common stock..................	$ 4,583	$ —	$ —

The marketable securities are available-for-sale but can only be sold in compliance with Rule 144. Accordingly, holding gains and losses are reflected in other comprehensive income in the accompanying financial statements. At December 31, 2009, the amortized cost basis, aggregate fair value and gains and losses were as follows:

Amortized cost.....................	$	1,432
Aggregate fair value.............	$	4,583
Total gains........................	$	3,151
Total losses......................	$	—
Total other than -temporary impairment........................	$	—

GAAP provides a fair value option election that allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has not been elected for any financial instruments that are not accounted for at fair value under other applicable accounting guidance.

Note 4. Shareholder's Equity

The Company is authorized to issue 100,000 shares of its no par value common stock.

During the year ended December 31, 2009, the Company paid dividend of $15,000 to its sole shareholder.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital of $41,751, which was $34,399 in excess of its required net capital of $7,352. The Company's net capital ratio was 2.64 to 1.

Note 5. Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
Federal............................	$ 6,500	$ —	$ 6,500
State............................	2,006	—	2,006
	$ 8,506	$ —	$ 8,506

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	Amount	Rate
Expected income tax expense at U.S. Statutory rate.. $	6,500	15%
Increase due to state and local taxes, net of U.S. federal income tax income tax effects..	2,006	5%
Income tax expense... $	8,506	20%

COLORADO FINANCIAL SERVICES CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule I

Net Capital

Total shareholder's equity qualified for net capital	$	40,926

Deductions:

Non-allowable assets		(7,682)
Net capital	$	33,244

Aggregate Indebtedness

Items included in the statement of financial condition:

Accounts payable and accrued expenses	$	110,275
Total aggregate indebtedness	$	110,275

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness)	$	7,352
Minimum dollar requirement	$	5,000
Net capital requirement	$	7,352
Excess net capital	$	25,892
Excess net capital at 1000%	$	22,217
Ratio: Aggregate indebtedness to net capital		3.32 to 1

COLORADO FINANCIAL SERVICES CORPORATION
Reconciliation of the Computation of Net Capital for
Brokers and Dealers Pursuant to SEC Rule 15c3-1 with
that Reported in Unaudited Part IIA (X-17a-5)

Schedule II

Net Capital, as Reported in Part IIA
(X-17a-5) of the Company's unaudited
FOCUS report on December 31, 2009.. $ 41,750

Audit adjustments:
Accrue income taxes...   (8,506)
                                                                                                            $ 33,244

COLORADO FINANCIAL SERVICE CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Schedule III

Exemption is claimed under Section (k) (2) (ii) paragraph:

Colorado Financial Service Corporation holds no customers funds and/or securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

COLORADO FINANCIAL SERVICE CORPORATION
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Schedule IV

Exemption is claimed under Section (k) (2) (ii) paragraph:

Colorado Financial Service Corporation holds no customers funds and/or securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Sole Shareholder of:
Colorado Financial Service Corporation

In planning and performing our audit of the financial statements of Colorado Financial Service Corporation (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards of the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood

First Capital Investments, LLC
Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

Page two

that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

Segregation of Duties

The size of the business necessarily imposes practical limitation on the effectiveness of those internal control practices and procedures that rely on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. The above condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Colorado Financial Service Corporation, for the year ended December 31, 2009, and this report does not affect our report thereon dated February 16, 2010.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cordovano and Honeck, LLP

Englewood, Colorado
February 16, 2010